UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Quhuo Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

74841Q 209**

(CUSIP Number)

Highland Vision Holding LTD

Sea Meadow House, P.O. Box 116, Road Town

Tortola, British Virgin Islands

Attention: Mohammad Hilal Samin Alsaid

+852 2977-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), Sections 240.13d-1(f) or Sections 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares (“ADSs”) of Issuer, each of which represents ten Class A ordinary shares of Issuer, par value 0.0001 per share (“Class A Ordinary Shares”). No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Highland Vision Holding LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
274,532,710 Class A Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
274,532,710 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
274,532,710 Class A Ordinary Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 30.61% of total outstanding ordinary shares of Issuer (“Ordinary Shares” which comprise Class A Ordinary Shares and/or Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”), of Issuer), assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares (2)

14	TYPE OF REPORTING PERSON* (see instructions)
CO

(1)	Consists of 274,532,710 Class A Ordinary Shares held by Highland Vision Holding LTD, which were acquired by Highland Vision Holding LTD on August 8, 2024. Mohammad Hilal Samin Alsaid holds a 100% equity interest in Highland Vision Holding LTD, serves as its director, and is deemed to beneficially own the 274,532,710 Class A Ordinary Shares held by Highland Vision Holding LTD.

(2)	Percentage calculated based on existing 896,950,139 Ordinary Shares as a single class (including 890,653,509 Class A Ordinary Shares and 6,296,630 Class B Ordinary Shares outstanding as of September 6, 2024, as reported in Issuer’s Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on September 6, 2024).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mohammad Hilal Samin Alsaid

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jordanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
274,532,710 Class A Ordinary Shares (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

274,532,710 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
274,532,710 Class A Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 30.61% of total outstanding Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares (2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1)	Consists of 274,532,710 Class A Ordinary Shares held by Highland Vision Holding LTD, which were acquired by Highland Vision Holding LTD on August 8, 2024. Mohammad Hilal Samin Alsaid holds a 100% equity interest in Highland Vision Holding LTD and serves as its director, and is deemed to beneficially own the 274,532,710 Class A Ordinary Shares held by Highland Vision Holding LTD.

(2)	Percentage calculated based on existing 896,950,139 Ordinary Shares as a single class (including 890,653,509 Class A Ordinary Shares and 6,296,630 Class B Ordinary Shares outstanding as of September 6, 2024, as reported in Issuer’s Form F-3 filed with the SEC on September 6, 2024).

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares. Issuer’s principal executive office address is 3F, Building A, Xin’anmen, No. 1 South Bank, Huihe South Street, Chaoyang District. Beijing, People’s Republic of China. Issuer’s ADSs representing Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “QH.”

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background.
(a)	This Schedule 13D is being filed jointly by (1) Highland Vision Holding LTD, a company incorporated in BVI and (2) Mohammad Hilal Samin Alsaid, the beneficial owner of 100% equity interest and sole director of Highland Vision Holding LTD (together, the “Reporting Persons”).

(b)	The address of the principal office of Highland Vision Holding LTD is Sea Meadow House, P.O. Box 116, Road Town, Tortola, VG, BVI.
The business address of Mohammad Hilal Samin Alsaid is 297 Al-Shaheed St, Amman, Jordanian.

(c)	Highland Vision Holding LTD is engaged in export trading business. Mohammad Hilal Samin Alsaid is the beneficial owner of 100% equity interest in and the sole director of Highland Vision Holding LTD.

(d)	During the last five years, none of the Reporting Persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Highland Vision Holding LTD is a corporation incorporated under BVI laws. Mohammad Hilal Samin Alsaid is a citizen of Jordanian.

The Reporting Persons have executed a Joint Filing Agreement, dated October 15, 2024, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Class A Ordinary Shares reported herein in exchange for consideration under the Acquisition (defined below) in the amount of $9,635,000. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

On July 1, 2024, Highland Vision Holding LTD entered into an equity acquisition agreement (the “Acquisition Agreement”) with Issuer, among other parties, pursuant to which Issuer acquired approximately 10.25% equity interest in Quhuo International Trade (HK) Limited from Highland Vision Holding LTD (the “Acquisition”), for a total consideration of US$9,635,000, which was paid by Issuer by issuing a senior convertible promissory note (the “Convertible Note”) to Highland Vision Holding LTD in the principal amount of US$9,635,000.

Subsequently, on August 8, 2024, Highland Vision Holding LTD elected to convert the principal under Convertible Note into Class A Ordinary Shares, at the fixed conversion price as contemplated in the Convertible Note, resulting in an issuance of a total of 274,532,710 Class A Ordinary Shares to Highland Vision Holding LTD on the same day.

The Reporting Persons acquired the securities because of the belief that the Class A Ordinary Shares represent an attractive investment opportunity. The Reporting Persons may, from time to time, take such actions regarding their investment in Issuer as they deem appropriate. These actions may include purchasing or selling securities of Issuer depending upon an ongoing evaluation of the investment in these securities, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filling of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5. Interest in Securities of the Issuer.
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each of the Reporting Persons. Percentage calculated based on existing 896,950,139 Ordinary Shares as a single class (including 890,653,509 Class A Ordinary Shares and 6,296,630 Class B Ordinary Shares outstanding as of September 6, 2024, as reported in Issuer’s Form F-3 filed with the SEC on September 6, 2024).

(b)	Highland Vision Holding LTD:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 274,532,710 Class A Ordinary Shares

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 274,532,710 Class A Ordinary Shares

Mohammad Hilal Samin Alsaid:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 274,532,710 Class A Ordinary Shares

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 274,532,710 Class A Ordinary Shares

(c)	Except as described in this Schedule 13D, during the past 60 days, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 hereof and between such Reporting Persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, by and between the Reporting Persons.
Exhibit 2	Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited, Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited dated July 1, 2024 (incorporated by reference to Exhibit 10.2 to the Form 6-K furnished by Issuer with the SEC on July 2, 2024).
Exhibit 3	Form of Senior Convertible Promissory Note (incorporated by reference to Exhibit 10.3 to the Form 6-K furnished by Issuer with the SEC on July 2, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Highland Vision Holding LTD

/s/ Mohammad Hilal Samin Alsaid
Name

Director
Title

October 15, 2024
Date

Mohammad Hilal Samin Alsaid

/s/ Mohammad Hilal Samin Alsaid
Name

October 15, 2024
Date